

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2021

James W. McCabe
Chief Executive Officer
Maverick Energy Group, Ltd.
135 Jenkins Street
Suite 105B, #356
St. Augustine, FL
32086

> **Re: Maverick Energy Group, Ltd.**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed August 6, 2021**
> **File No. 024-11407**

Dear Mr. McCabe:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 26, 2021 letter.

Amendment to Offering Statement on Form 1-A filed on August 6, 2021

The Offering, page 3

1. You disclose that 93,159,039 of your common shares were issued and outstanding under this heading and at pages 9 and 37. Please reconcile this amount to the shares issued and outstanding as disclosed in your March 31, 2021 balance sheet, providing details sufficient to understand the nature, dates and amounts of any subsequent share issuances.

Business
Our Business Overview
USR Technology License Agreement, page 25

2. We note your response to our prior comment 3. Please disclose here that you have not paid the $100,000 due to USR Resources, LLC ("USRR") under your promissory note, which was due in July 2021, and that under the terms of the note you are obligated to pay an annual interest rate of 10% rather than 3% annual interest for each month in which the payment is past due. We also note your response indicates that you filed your Non-Exclusive USR License Agreement with USRR, but it does not appear to be filed. Please file this agreement as an exhibit to your filing. We further note the $100,000 promissory note you issued to USRR and filed as Exhibit 6.10 appears to be the same note previously filed as Exhibit 6.6. Please advise.

Principal Stockholders , page 37

3. Please revise your principal stockholder table to reflect your issuance of 30,000,000 restricted common shares to USRR.

Exhibits

4. We note your response to our prior comment 6. Please file the $100,000 promissory note you issued to Samlou Corporation. The promissory note filed as Exhibit 6.12 appears to be the $100,000 note you issued to George Sharp.

General

5. We note your response to prior comment 7, and reissue such comment. It appears that the press release dated December 15, 2020 is "testing the waters material" as described in Item 17(13) of Part III of Form 1-A. Please file such press release as an exhibit to your filing, or tell us why you believe it is substantively the same as information provided in the offering statement or other filed materials. In that regard, we note that you have not filed such press release as an exhibit, although you undertook in your response to do so.

6. It also appears that such press release dated December 15, 2020 includes information that is not included in your offering circular, including information regarding the indication of interest received, and post-money valuation. We note that you indicate in your response that the indications of interest have not resulted in any financing and are no longer being pursued. Please include such information in your offering circular. Similarly, if material, please disclose in your offering circular the post-money valuation described in the press release and clarify the basis for such valuation, including any material assumptions. In that regard, we note that you did not address such valuation in your response.

7. We note your press release dated June 21, 2021 regarding your announcement that you have acquired the 167-acre Davis Lease in Jones County, Texas in an all-cash acquisition. If material, please disclose this acquisition in your offering circular. We also

note your press release dated July 20, 2021 regarding your announcement that you and USR have signed a binding lettter of intent and will jointly develop Martin Foree Operating wells using USR's ultra short radius horizontal drilling technology. If material, please disclose the terms of this binding letter of intent in your offering circular and file it as an exhibit to your filing.

  You may contact Brian McAllister, Staff Accountant, at 202-551-3341 or Craig Arakawa, Accounting Branch Chief, at 202-551-3650i f you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Ernest M. Stern, Esq.